

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Cliff Baty
Chief Financial Officer
Manchester United plc
Sir Matt Busby Way, Old Trafford
Manchester, England, M16 0RA

      **Re:  Manchester United plc**
           **Form 20-F for Fiscal Year Ended June 30, 2022**
           **Filed September 23, 2022**
           **File No. 001-35627**

Dear Cliff Baty:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services